UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2013

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-11288

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ACTUANT CORPORATION
N86 W12500 WESTBROOK CROSSING
MENOMONEE FALLS, WISCONSIN 53051
Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

Actuant Corporation 401(k) Plan
Financial Statements and Additional Information
August 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Plan Administrator
Actuant Corporation 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Actuant Corporation 401(k) Plan (the “Plan”) as of August 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of August 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subject to auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP
February 14, 2014
Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	August 31,
	2013	2012
Cash	$24,693	$—
Investments
Mutual funds	99,610,041	87,005,888
Common collective trusts	35,463,198	32,495,528
Actuant Corporation stock fund	37,648,569	35,030,230
Assets held for investment purposes	172,721,808	154,531,646
Receivables
Company contribution receivable	5,123,877	5,702,260
Participant notes receivable	2,687,642	2,351,787
Total receivables	7,811,519	8,054,047
Total assets	180,558,020	162,585,693

Liability
Excess contributions payable	(6,795)	(7,870)
Net assets available for benefits, at fair value	180,551,225	162,577,823
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(126,930)	(521,676)
Net assets available for benefits	$180,424,295	$162,056,147

See accompanying notes to financial statements

Actuant Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended August 31,
	2013	2012
Additions
Contributions
Company	$5,123,877	$5,702,260
Rollover	780,541	771,505
Participant	8,739,106	8,910,458
Total contributions	14,643,524	15,384,223
Net realized and unrealized appreciation in fair value of investments	22,993,799	18,123,785
Interest and dividend income from investments	1,722,045	1,454,166
Interest income on participant notes receivable	107,232	109,520
Total additions	39,466,600	35,071,694

Deductions
Benefits and withdrawal payments	(20,538,778)	(13,683,456)
Administrative expenses	(559,674)	(391,559)
Total deductions	(21,098,452)	(14,075,015)

Net increase in net assets available for benefits before plan mergers	18,368,148	20,996,679
Merger of plan assets	—	12,795,451

Net increase in net assets available for benefits	18,368,148	33,792,130

Net assets available for benefits at beginning of year	162,056,147	128,264,017
Net assets available for benefits at end of year	$180,424,295	$162,056,147

See accompanying notes to financial statements

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan
The following description of the Actuant Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan's provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. Generally, all employees of domestic subsidiaries of Actuant Corporation (the “Company”) who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those subject to a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are eligible to participate in the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.
Plan Mergers
As a result of acquisitions by Actuant Corporation, the following plans of acquired companies were merged with and into the Plan during fiscal 2012:

Plan Name	Plan Assets
Weasler Engineering Retirement Savings Plan	$8,751,222
Weasler Basic Retirement Plan	4,044,229
Contributions
Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 1% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 are eligible to make catch-up contributions to the Plan. Depending on the Company’s financial performance, the Company may make discretionary contributions (“matching” and “core”) to eligible employees. The matching contribution applies only to participant contributions up to 6% of a participant’s eligible compensation, while the core contribution represents 3% of each employee’s eligible compensation. Both the matching and core contributions are made in the form of either Company common stock or cash (into the Actuant Corporation Stock Fund). In addition, the Company is required to make contributions to certain participants who are subject to a CBA.
Participants must be employed by the Company on the last day of the plan year to be eligible for the discretionary contributions. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year.

Company contributions for fiscal 2013 and 2012 plan years were paid in cash.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan (continued)

Investment Options
Participants direct the investment of their voluntary contributions and may redirect the investment for the Company’s core and matching contributions to any of the defined investment options (in integral multiples of 1%). Participants may change their investment options at any time.
Participant Accounts
Each participant’s account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Substantially all administrative expenses of the Plan are paid by the Plan. Separate pre-tax and Roth contribution accounts are maintained for participants.
Vesting
Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balance. Participants normally vest in the Company matching and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%
Forfeited Accounts
Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At August 31, 2013 and 2012, unallocated forfeitures were approximately $435,300 and $253,900, respectively. Forfeitures used to reduce Company contributions, which were made subsequent to the Plan year-end were approximately $483,400 and $277,900 for fiscal 2013 and 2012, respectively.
Payment of Benefits
At death, disability, retirement or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a direct rollover to an Individual Retirement Account ($1,000 or less in a lump sum payment). In the event of hardship, participants may withdraw a portion of their vested account balances.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 1. Description of Plan (continued)

Participant Notes Receivable
A participant may receive a note from the Plan out of the participant’s voluntary contributions, rollover, prior Company contributions and qualified non-elective contributions account in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balances plus earnings thereon or $50,000. Notes bear a fixed interest rate of the prime rate at the time of the note plus 1%. Notes and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the note is used to purchase the principal residence of the participant in which case the term of the note will be a reasonable period not to exceed 20 years, as determined by the plan administrator. Participants’ notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest. No allowance for credit losses has been recorded as of August 31, 2013 or 2012. If a participant ceases to make note repayments and the plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts held by the common collective trust because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred at August 31, 2013 or August 31, 2012. The Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net appreciation (depreciation) in the fair value of investments, which consists of realized and unrealized gains and losses.
Interest earned on common collective trusts and on participant notes receivable is classified as interest and dividends from investments and interest income on participant notes receivable, respectively, in the accompanying Statements of Changes in Net Assets Available for Benefits.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits
Benefits are recorded when paid.
Note 3. Investments
The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

Description	2013	2012
Actuant Corporation Stock Fund	$37,648,569	$35,030,230
Wells Fargo Stable Return (at contract value)	18,132,843	16,828,271
Wells Fargo S&P 500 Index Fund	17,203,425	14,898,110
JP Morgan Large Cap Growth	12,163,874	*
Hartford Growth Opportunities	**	11,294,774
Wells Fargo Advantage Total Return Bond	**	8,946,111
* Fund was not greater than 5% of the plan's net assets
** Fund was not an investment option eligible to participants at August 31, 2013

During fiscal 2013 and 2012, the Plan’s investments appreciated in value as follows:

	2013	2012
Mutual funds	$11,604,301	$5,225,042
Common collective trust funds	2,996,265	2,285,909
Actuant Corporation Stock Fund (including money market returns)	8,393,233	10,612,834
	$22,993,799	$18,123,785

Note 4. Fair Value Measurements
The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:
Mutual Funds: Valued at quoted prices from an active market which represents the net asset value (“NAV”) of shares held by the Plan at year end.

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (continued)

Actuant Corporation Stock Fund: The Actuant Corporation Stock Fund is a unitized fund. The fund consists of Actuant common stock and short-term cash equivalents which provide liquidity for trading. The Actuant common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximates fair value.
Common/collective trust: Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

A summary of assets at August 31 measured at fair value on a recurring basis are as follows:

	2013	2012
Level 1 Valuation:
Mutual funds
Target date funds	$43,141,862	$36,027,794
Growth fund	18,370,674	12,550,894
Blend funds	12,876,467	11,236,298
Bond funds	8,283,272	8,946,111
Value funds	10,080,593	7,672,645
Other funds	1,004,222	5,485,037
International funds	5,852,951	5,087,109
Level 2 Valuation:
Actuant Corporation stock fund	37,648,569	35,030,230
Common collective trusts
Stable return fund	18,259,773	17,597,418
Index fund	17,203,425	14,898,110
	$172,721,808	$154,531,646

Actuant Corporation 401(k) Plan
Notes to Financial Statements

Note 4. Fair Value Measurements (continued)
The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share at August 31:

	2013	2012	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
S&P 500 (a)	$17,203,425	$14,898,110	$—	Daily	None
Stable Return Fund (b)	$18,259,773	$17,597,418	$—	Daily	12 months on Plan Sponsor initiated redemptions from the fund

(a)	Includes a common/collective trust fund that is designed to replicate the holdings and weighting of the stock comprising the S&P 500 Index.

(b)
Includes a common/collective trust fund that is designed to provide a moderate level of stable income, without principal volatility, while seeking to maintain adequate liquidity and returns. This fund consists of security backed contracts, investment contracts and cash.

Note 5. Tax Status
The Internal Revenue Service has determined and informed the Company in a letter dated May 28, 2013, that the Plan was designed in accordance with the applicable sections of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to applicable statutory periods.
Note 6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 7. Exempt Party-in-Interest Transactions
Certain plan investments are in shares of mutual funds and common trust funds managed by Wells Fargo Bank, custodian of the Plan, shares of Actuant Corporation Common Stock and participant notes receivable. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees incurred by the Plan for the investment management services paid through revenue sharing are included in administrative expenses.
Note 8. Subsequent Events
Management has evaluated subsequent events through the filing date of February 14, 2014. On November 1, 2013, the Company created a new 401(k) savings plan, Electrical Holdings 401(k) Plan, in anticipation of the divestiture of the Company's Electrical segment. As a result, $24,109,254 of investments were transfered to the Electrical Holdings 401(k) Plan from the Actuant Corporation 401(k), which represented the balance in the Plan related to employees of the Electrical segment. The divestiture of the Electrical segment was completed on December 13, 2013.

Actuant Corporation 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 39-0168610 Plan Number: 022
August 31, 2013

(a)	(b)	Identity of Issue, borrower, lessor, or similar party	(c)	Description of Investment	(d)	Cost	(e)	Current Value
		Registered Investment Company:
		Goldman Sachs Mid Cap Value		Registered Investment Co		(A)		$3,421,796
		Harbor International		Registered Investment Co		(A)		5,852,951
		ING Midcap Opportunities		Registered Investment Co		(A)		44,497
		Invesco Small Cap Growth		Registered Investment Co		(A)		2,263,081
		JP Morgan Large Cap		Registered Investment Co		(A)		12,163,874
		Nuveen Dividend Value		Registered Investment Co		(A)		6,614,300
		Oppenheimer Developing Market		Registered Investment Co		(A)		3,943,719
		Pimco Commodity Real Return Strategy		Registered Investment Co		(A)		1,004,222
		T. Rowe Price Retirement Income		Registered Investment Co		(A)		2,595,546
		T. Rowe Price Retirement 2015		Registered Investment Co		(A)		4,914,156
		T. Rowe Price Retirement 2020		Registered Investment Co		(A)		8,740,707
		T. Rowe Price Retirement 2025		Registered Investment Co		(A)		7,010,804
		T. Rowe Price Retirement 2030		Registered Investment Co		(A)		7,039,894
		T. Rowe Price Retirement 2035		Registered Investment Co		(A)		5,044,931
		T. Rowe Price Retirement 2040		Registered Investment Co		(A)		5,209,969
		T. Rowe Price Retirement 2045		Registered Investment Co		(A)		2,000,153
		T. Rowe Price Retirement 2050		Registered Investment Co		(A)		304,509
		T. Rowe Price Retirement 2055		Registered Investment Co		(A)		281,193
		Vanguard Mid Cap Index		Registered Investment Co		(A)		6,707,291
*		Wells Fargo Advantage Total Return Bond		Registered Investment Co		(A)		8,283,272
*		Wells Fargo Advantage Small Cap Value		Registered Investment Co		(A)		6,169,176
								99,610,041
		Common collective trusts:
*		Wells Fargo S&P 500 Index Fund		Common Collective Trust		(A)		17,203,425
*		Wells Fargo Stable Return Fund		Common Collective Trust		(A)(D)		18,132,843
								35,336,268

*		Actuant Corporation Stock Fund		(B)		(A)		37,648,569
*		Participants notes receivable		(C)		-		2,687,642
								$175,282,520

		* Party-in-interest
		(A) Cost omitted for participant-directed investments
		(B) Includes 1,019,686 shares of Actuant Corporation Common Stock
		(C) Participant notes receivable have interest rates from 4.25% to 9.75%
		(D) Stated at contract value

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN
Date: February 14, 2014	/s/ Matthew P. Pauli
Matthew P. Pauli Plan Administrative Committee Member

Exhibit Index

Exhibit No.    Description

23.1        Consent of WIPFLI LLP, Independent Registered Public Accounting Firm